Exhibit 99.1

BOS to Host Virtual Investor Event on Strategy, Execution, and Financial Discipline

RISHON LE ZION, Israel – July 15, 2026 – BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), an integrator of supply chain technologies for the aerospace, defense, industrial and retail sectors, today announced that it will host a virtual investor event on July 28, 2026, at 10 a.m. ET.

The event is designed to provide current and prospective shareholders with a concise, candid update on how BOS is executing in 2026 and its long-term growth plan. The event will be led by CEO Eyal Cohen, President Avidan Zelicovsky, and CFO Moshe Zeltzer. A question-and-answer session will follow management's presentation. The event will be available via live stream at the links below and a replay of the event will be made available following the broadcast on the Company’s website under the “Events and Presentations” section.

LinkedIn: https://www.linkedin.com/events/bos2026-strategy-execution-andf7480260759055323139/theater/

YouTube: https://www.youtube.com/live/PVLVGpqgMp0?si=IJN9cJPiHM2N5J7u

For more information on BOS, visit www.boscom.com.

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for customers worldwide in the aerospace, defense, industrial and retail sectors. The Company operates through three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing innovative solutions.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

For additional information, contact:

Toni McLaughlin, Director

Allele Communications | +1 7862907095 | tmclaughlin@allelecommunications.com

Eyal Cohen, CEO

BOS | +972-542525925 | eyac@boscom.com